Filed by:	Fulton Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Resource Bankshares Corporation (Commission File No. 1-14319)

FOR IMMEDIATE RELEASE	Contact:	Laura Wakeley (Fulton)
(Full text available on PR Newswire)		Phone: 717-291-2739

Lu Ann Klevecz (Resource)
Phone: 757-222-2407

RESOURCE BANKSHARES SHAREHOLDERS APPROVE MERGER

WITH FULTON FINANCIAL CORPORATION

(February 26) — Lancaster, PA — Resource Bankshares shareholders today approved the acquisition of Resource Bankshares Corporation (Nasdaq: RBKV) by Fulton Financial Corporation (Nasdaq: FULT), based in Lancaster, PA. All regulatory approvals have been obtained, and today’s vote enables the merger to proceed. Upon consummation of the merger, which is expected to occur on or before April 1, 2004, Fulton Financial Corporation will have approximately $10.6 billion in total assets.

Resource Bankshares Corporation is the holding company for Resource Bank, which is based in Virginia Beach, VA. The Corporation operates six community banking offices in Newport News, Chesapeake, Herndon, Virginia Beach (two locations) and Richmond in Virginia. Resource Bankshares also operates 14 additional loan production and residential

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mortgage offices in Virginia, North Carolina, Maryland and Florida. Resource Bank will become Fulton Financial’s 12th banking affiliate and will continue to operate as Resource Bank.

Fulton Financial Corporation is a financial holding company that operates 200 banking offices in Pennsylvania, Maryland, Delaware and New Jersey through the following affiliates: Fulton Bank, Lancaster, PA; Lebanon Valley Farmers Bank, Lebanon, PA; Swineford National Bank, Middleburg, PA; Lafayette Ambassador Bank, Easton, PA; FNB Bank, N.A.,

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Danville, PA; Hagerstown Trust, Hagerstown, MD; Delaware National Bank, Georgetown, DE; The Bank, Woodbury, NJ; Peoples Bank of Elkton, Elkton, MD, Skylands Community Bank, Hackettstown, NJ., and Premier Bank, Doylestown, PA.

The Corporation’s other financial services providers include Fulton Financial Advisors, N.A., Lancaster, PA; Fulton Insurance Services Group, Inc., Lancaster, PA; and Dearden, Maguire, Weaver and Barrett, LLC, West Conshohocken, PA. Residential mortgage lending is offered by all banks through Fulton Mortgage Company.

Additional information on Fulton Financial Corporation is available on the Internet at www.fult.com.

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2004

Resource Bankshares Corporation and its officers and directors may be deemed to be participants in the solicitation of proxies from Resource Bankshares shareholders with respect to the transactions contemplated by the merger agreement. Information regarding Resource Bankshares’ officers and directors is included in Resource Bankshares’ Proxy Statement for its 2003 Annual Meeting, filed with the SEC on April 18, 2003. Resource Bankshares’ 2003 Proxy Statement also discloses the interests of such officers and directors in the event of an acquisition of Resource Bankshares (including, among other things, the acceleration of certain benefits or rights upon a “change-in-control”). Resource Bankshares’ Quarterly Reports on Form 10-Q, filed with the SEC on May 13, 2003 and August 12, 2003, contain additional disclosures concerning agreements with Resource Bankshares’ officers. Resource Bankshares’

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2003 Proxy Statement and Quarterly Reports on Form 10-Q are each available free-of-charge at the SEC’s web site at www.sec.gov and from Resource Bankshares upon request.

In addition to the interests disclosed in Resource Bankshares’ 2003 Proxy Statement and Quarterly Reports on Form 10-Q, upon completion of the merger, Lawrence N. Smith, CEO of Resource Bankshares, will enter into an employment agreement through June 1, 2007, pursuant to which he will serve as Chairman of Resource Bank. T. A. Grell, Jr., President of Resource Bankshares, and Debra C. Dyckman, Harvard R. Birdsong, II, and James M. Miller, Executive Vice Presidents of Resource Bankshares, will enter into five-year employment agreements with Resource Bank. In addition, pursuant to the merger agreement, one Resource Bankshares director, Thomas W. Hunt, will become a director of Fulton Financial. As of the date of this news release, Resource Bankshares is not aware of any director or officer who beneficially owns in excess of 5% of Resource Bankshares common stock, except as disclosed in its 2003 Proxy Statement.

Safe Harbor Statement: Except for historical information contained herein, the matters discussed in this release are forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability to achieve anticipated merger related operational efficiencies, the ability to enhance revenues through increased market penetration, expanded lending capacity and product offerings and other risks detailed from time to time in Fulton’s and Resource Bankshares’ SEC filings, including forms 10-Q and 10-K (copies of which are available from Fulton without charge in hard copy or online at www.sec.gov). Fulton and Resource Bankshares disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It: Fulton has filed a Registration Statement on SEC Form S-4, and Fulton and Resource Bankshares have filed a Proxy Statement/Prospectus with the SEC in connection with the transaction discussed herein, and Resource Bankshares mailed a Proxy Statement/Prospectus to shareholders of Resource Bankshares containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Fulton, Resource Bankshares, the acquisition of Resource Bankshares by Fulton, the persons soliciting proxies relating to the acquisition, their interests in the acquisition and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Fulton by directing a request to George R. Barr, secretary, at (717) 291-2411 or from Resource Bankshares by directing a request to Debra C. Dyckman, secretary, at (757) 222-2407.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Fulton and Resource Bankshares file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Fulton’s and Resource Bankshares’s filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

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